[redacted]

15049563

SECURITIE[S AND EXCHANGE COMMISSIO]N

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH. D.C.
201

AB 3/17

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-14 (MM/DD/YY) AND ENDING 12-31-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUREN + MERLIN INC DBA L+M FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 PEARL RD STE 98
(No. and Street)

PARMA (City) OH (State) 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAUREN A FERRANTE 440-884-4495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKODA MINOTTI PCAOB# 2648
(Name – *if individual, state last, first, middle name*)

6685 BETA DR (Address) MAYFIELD VILLAGE (City) OH (State) 44143 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, LAUREN A FERRANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L + M FINANCIAL SERVICES, as of February 27, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward A Krause, Attorney
Notary Public, State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

Lauren A Ferrante
Signature

CEO
Title

Edward A Krause
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L & M FINANCIAL SERVICES

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2014


SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS
Delivering on the Promise.

L & M FINANCIAL SERVICES

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

We have audited the accompanying statement of financial condition of L & M Financial Services (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Financial Services as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary financial information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 27, 2015

L & M FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 692
Accounts receivable	18,675
Deposits	25,675
	45,042
Furniture, fixtures and computer equipment	25,573
Less: Accumulated depreciation	(25,421)
	152
Marketable securities, at fair value	8,437
Total assets	$ 53,631

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 5,839
Accrued commissions		7,000
Accrued payroll taxes and other expenses		854
		13,693
STOCKHOLDERS' EQUITY		
Common stock - no par value		
Authorized	- 781 shares	
Issued and outstanding	- 773 shares	141,000
Treasury stock, at cost	- 24 shares	(460)
Accumulated deficit		(100,602)
		39,938
Total liabilities and stockholders' equity		$ 53,631

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUES	
Sales commissions	$ 302,810
Realized gain on investments	9,550
Unrealized loss on securities	(10,763)
Interest and dividend income	604
	302,201
OPERATING EXPENSES	
Bank service charges	168
Commissions	82,681
Depreciation	175
Dues and subscriptions	7,168
Insurance	4,429
Margin interest expense	445
Office expenses	15,554
Operating expenses	61,912
Professional fees	5,564
Rent	18,451
Salaries and wages	101,700
Taxes on payroll	8,245
Telephone	195
	306,687
NET LOSS	$ (4,486)

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Treasury Stock	Accumulated Deficit	Total
Balance at December 31, 2013	$ 141,000	$ (200)	$ (96,116)	$ 44,684
Acquisition of treasury stock	-	(260)	-	(260)
Net loss	-	-	(4,486)	(4,486)
Balance at December 31, 2014	$ 141,000	$ (460)	$ (100,602)	$ 39,938

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(4,486)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Add back: Item not affecting cash		
Depreciation		175
Cash provided by (used in) changes in the following items:		
Increase in accounts receivable		(1,461)
Decrease in marketable securities		6,187
Decrease in accounts payable		(1,910)
Increase in accrued commissions		1,723
Decrease in accrued payroll taxes and other expenses		(89)
Net cash provided by operating activities		139
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of treasury stock		(260)
NET DECREASE IN CASH		(121)
CASH - BEGINNING OF YEAR		813
CASH - END OF YEAR	$	692

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

INTEREST	$	445

The accompanying notes are an integral part of these financial statements.

L & M FINANCIAL SERVICES

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lauren & Merlin Inc. dba L & M Financial Services (the Company) was incorporated in 1986 in the state of Ohio and is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and engaged in managed accounts with a concentration in Northeast Ohio. The Company operates as an introducing broker; all trades are cleared and settled through RBC Correspondent Services, a Division of RBC Capital Markets, which is a member of the New York Stock Exchange and the Securities Investor Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable represent commissions due from clearing brokers and agents at the end of the month. These amounts are generally paid by the fifth business day of the following month.

Deposits

The Company maintains a $25,000 security deposit at RBC Correspondent Services and a $675 security deposit for its rented office space.

Furniture, Fixtures and Computer Equipment

Furniture, fixtures and computer equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets, which is five years.

Marketable Securities

Marketable securities consist of listed securities that are considered to be available-for-sale and are reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in earnings. The cost of the investments is approximately $6,300.

Accounts Payable

Accounts payable represents the amount of margin balance (at 7.75% at December 31, 2014) due to RBC Correspondent Services.

L & M FINANCIAL SERVICES

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accrued Commissions

Commissions represent amounts due to the Company's registered representatives at the end of the month. These amounts are generally paid by the seventh business day of the following month.

Accrued Payroll Taxes and Other Expenses

Accrued payroll taxes and other expenses represent mostly city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the tax authorities by the applicable due date.

Revenue Recognition

Commissions are recognized as income when earned, rather than when received.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation Federal income and state taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

The Company files income tax or information returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Company currently has no uncertain tax positions that have been taken and believes it can defend its tax returns to any tax jurisdiction. The Company is no longer subject to examination by tax authorities for years before 2011.

Subsequent Events

The Company evaluated subsequent events through February 27, 2015, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2014, the Company exceeded all net capital requirements.

3. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.
- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

All of the Company's investments are Level 1.

L & M FINANCIAL SERVICES

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2014

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(i) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(i) of Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

L & M FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

FORM X-17A-5 LINE		
	COMPUTATION OF NET CAPITAL:	
1	Total stockholders' equity from statement of financial condition	$ 39,938
2	Less: Stockholders' equity not allowable for net capital	-
3	Total stockholders' equity qualified for net capital	39,938
6D	Total other deductions	(890)
8	Net capital before haircuts on security positions	39,048
9	Haircuts on securities pursuant to 15c3-1	(1,266)
10	Net capital	$ 37,782
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11	Minimum net capital required	$ 524
12	Minimum dollar requirement	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	
	Net capital	$ 37,782
	Less: Net capital requirement	(5,000)
	Total	$ 32,782
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 31,782
	AGGREGATE INDEBTEDNESS:	
16 and 19	Aggregate indebtedness liabilities	$ 7,854
20	Percent of aggregate indebtedness to net capital	20.79%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of Independent Registered Public Accounting Firm.

L & M FINANCIAL SERVICES

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2014

	Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:			
Total stockholders' equity from statement of financial condition	$ 39,938	$ 39,938	$ -
Less: Stockholders' equity not allowable for net capital	-	-	-
Total stockholders' equity qualified for net capital	39,938	39,938	-
Total other deductions	(890)	(890)	-
Net capital before haircuts on security positions	39,048	39,048	-
Haircuts on securities pursuant to 15c3-1	(1,266)	(1,266)	-
Net capital	$ 37,782	$ 37,782	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required	$ 524	$ 524	$ -
Minimum dollar requirement	$ 5,000	$ 5,000	$ -
Net capital requirement	$ 5,000	$ 5,000	$ -
Excess net capital			
Net capital	$ 37,782	$ 37,782	$ -
Less: Net capital requirement	(5,000)	(5,000)	-
Total	$ 32,782	$ 32,782	$ -
Excess net capital less certain adjustments	$ 31,782	$ 31,782	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 7,854	$ 7,854	$ -
Percent of aggregate indebtedness to net capital	20.79%	20.79%	0.00%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the Report of Independent Registered Public Accounting Firm.

L & M FINANCIAL SERVICES

REPORT OF A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

YEAR ENDED DECEMBER 31, 2014

L & M Financial Services has identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) by not collecting or holding funds or securities for, or owing money or securities to customers (the "exemption provisions").

L & M Financial Services has met the identified exemption provisions throughout the most recent year without exception.

See the Report of Independent Registered Public Accounting Firm.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE BOARD OF DIRECTORS
L&M FINANCIAL SERVICES

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which L&M Financial Services identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 27, 2015

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE BOARD OF DIRECTORS
L & M FINANCIAL SERVICES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by L & M Financial Services (L&M) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating L&M's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L&M's management is responsible for L&M's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 27, 2015

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12-31-14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

L+M Financial Services
5510 Pearl Rd Ste 98
Parma OH 44129
SEC 8-42456

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lauren Ferrante
440-884-4445

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 571.80
   B. Less payment made with SIPC-6 filed (exclude interest) (303.77)
      7-18-14
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 268.03
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 268.03
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L+M Financial Services
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
CEO
(Title)

Dated the 6 day of Feb, 20 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-14
and ending 12-31-14

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 302100
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1071
Total additions	302511
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	30634
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	43157
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	73791
2d. SIPC Net Operating Revenues	$ 228720
2e. General Assessment @ .0025	$ 571.80

(to page 1, line 2.A.)